UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

THE PROVIDENCE SERVICE CORPORATION

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

743815 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 743815 10 2	Schedule 13G	Page 2 of 21

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,772,388 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,772,388 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,388 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.2%

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brian D. Young

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,772,388 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,772,388 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,388 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.2% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,772,388 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,772,388 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,388 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 21.2% (See Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos Partners SBIC, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,497,254 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,497,254 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,254 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.9% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos Partners SBIC II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 275,134 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 275,134 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,134 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,497,254 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,497,254 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,254 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row (9) 17.9% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC II, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 275,134 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 275,134 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,134 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC General, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,497,254 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,497,254 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,497,254 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 17.9% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eos SBIC General II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 275,134 shares (See Item 4) 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 275,134 shares (See Item 4) 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,134 shares (See Item 4)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (See Item 4)

12.	Type of Reporting Person (See Instructions) OO – Limited Partnership

10

Item 1.	(a)	Name of Issuer: The Providence Service Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 5524 East Fourth Street, Tucson, AZ 85711

Item 2.	(a)	Name of Person Filing: This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	Eos Partners, L.P.;
		(ii)	Brian D. Young;
		(iii)	Steven M. Friedman;
		(iv)	Eos Partners SBIC, L.P.;
		(v)	Eos Partners SBIC II, L.P.;
		(vi)	Eos SBIC, Inc.;
		(vii)	Eos SBIC II, Inc.;
		(viii)	Eos SBIC General, L.P.; and
		(ix)	Eos SBIC General II, L.P.

  This Statement relates to Shares (as defined herein) of common stock of the Issuer held by Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P. Brian D. Young and Steven M. Friedman are general partners of Eos Partners, L.P. Eos Partners, L.P. is the sole stockholder of Eos SBIC, Inc., which is the general partner of Eos SBIC General, L.P., which in turn is the general partner of Eos Partners SBIC, L.P. In addition, Eos Partners, L.P. is the sole stockholder of Eos SBIC II, Inc., which is the general partner of Eos SBIC General II, L.P., which in turn is the general partner of Eos Partners SBIC II, L.P. Accordingly, Eos SBIC, Inc. and Eos SBIC General, L.P. may be deemed to indirectly beneficially own the Shares held by Eos Partners SBIC, L.P. and Eos SBIC II, Inc. and Eos SBIC General II, L.P. may be deemed to indirectly beneficially own the Shares held by Eos Partners SBIC II, L.P. Further, Eos Partners, L.P. and Messrs. Young and Friedman may be deemed to indirectly beneficially own the Shares held by Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P.

  The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Persons.

(b)

Address of Principal Business Office or, if none, Residence:

  The address of the principal business office of each of the Reporting Persons is c/o Eos Partners, L.P., 320 Park Avenue, 22nd Floor, New York, NY 10022.

	(c)	Citizenship:

		(i)	Eos Partners, L.P. is a Delaware limited partnership.
		(ii)	Brian D. Young is a citizen of the United States of America.
		(iii)	Steven M. Friedman is a citizen of the United States of America.

11

		(iv)	Eos Partners SBIC, L.P. is a Delaware limited partnership.
		(v)	Eos Partners SBIC II, L.P. is a Delaware limited partnership.
		(vi)	Eos SBIC, Inc. is a Delaware corporation.
		(vii)	Eos SBIC II, Inc. is a Delaware corporation.
		(viii)	Eos SBIC General, L.P. is a Delaware limited partnership.
		(ix)	Eos SBIC General II, L.P. is a Delaware limited partnership.

	(d)	Title of Class of Securities: Common Stock, $.001 par value (the “Shares”)

	(e)	CUSIP Number: 743815 10 2

Item 3.	Not Applicable.

Item 3.	Ownership:

	(a)	Amount beneficially owned:

		(i)	Eos Partners, L.P.: As the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which in turn are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, Eos Partners, L.P. may be deemed to indirectly beneficially own the 1,497,254 Shares held by Eos Partners SBIC, L.P. and the 275,134 Shares held by Eos Partners SBIC II, L.P.

		(ii)	Brian D. Young: As General Partner of Eos Partners, L.P., Brian D. Young may be deemed to indirectly beneficially own the 1,497,254 Shares held by Eos Partners SBIC, L.P. and the 275,134 Shares held by Eos Partners SBIC II, L.P.

		(iii)	Steven M. Friedman: As General Partner of Eos Partners, L.P., Steven M. Friedman may be deemed to indirectly beneficially own the 1,497,254 Shares held by Eos Partners SBIC, L.P. and the 275,134 Shares held by Eos Partners SBIC II, L.P.

		(iv)	Eos Partners SBIC, L.P.: Eos Partners SBIC, L.P. may be deemed to directly beneficially own 1,497,254 Shares held by it.

		(v)	Eos Partners SBIC II, L.P.: Eos Partners SBIC II, L.P. may be deemed to directly beneficially own 275,134 Shares held by it.

		(vi)	Eos SBIC, Inc.: As general partner of Eos SBIC General, L.P., which is the general partner of Eos Partners SBIC, L.P., Eos SBIC, Inc. may be deemed to indirectly beneficially own the 1,497,254 Shares held by Eos Partners SBIC, L.P.

		(vii)	Eos SBIC II, Inc.: As general partner of Eos SBIC General II, L.P., which is the general partner of Eos Partners SBIC II, L.P., Eos SBIC II, Inc. may be deemed to indirectly beneficially own the 275,134 Shares held by Eos Partners SBIC II, L.P.

		(viii)	Eos SBIC General, L.P.: As the general partner of Eos Partners SBIC, L.P., Eos SBIC General, L.P. may be deemed to indirectly beneficially own the 1,497,254 Shares held by Eos Partners SBIC, L.P.

	(ix)	Eos SBIC General II, L.P.: As the general partner of Eos Partners SBIC II, L.P., Eos SBIC General II, L.P. may be deemed to indirectly beneficially own the 275,134 Shares held by Eos Partners SBIC II, L.P.

(b)	Percent of class:*

	(i)	Eos Partners, L.P.: 21.2%
	(ii)	Brian D. Young: 21.2%
	(iii)	Steven M. Friedman: 21.2%
	(iv)	Eos Partners SBIC, L.P.: 17.9%
	(v)	Eos Partners SBIC II, L.P.: 3.3%
	(vi)	Eos SBIC, Inc.: 17.9%
	(vii)	Eos SBIC II, Inc.: 3.3%
	(viii)	Eos SBIC General, L.P.: 17.9%
	(ix)	Eos SBIC General II, L.P.: 3.3%
*Based upon information provided by the Issuer in its most recent Quarterly Report on Form 10-Q, the number of Shares outstanding was 8,346,338 as of November 11, 2003.

(c)	Number of shares as to which such persons have:

	(i)	sole power to vote or to direct the vote:

Eos Partners, L.P.: 1,772,388 Shares.
Brian D. Young: 1,772,388 Shares.
Steven M. Friedman: 1,772,388 Shares
Eos Partners SBIC, L.P.: 1,497,254 Shares
Eos Partners SBIC II, L.P.: 275,134 Shares
Eos SBIC, Inc.: 1,497,254 Shares
Eos SBIC II, Inc.: 275,134 Shares
Eos SBIC General, L.P.: 1,497,254 Shares
Eos SBIC General II, L.P.: 275,134 Shares

	(ii)	shared power to vote or to direct the vote:

Eos Partners, L.P.: 0 Shares

Brian D. Young: 0 Shares

Steven M. Friedman: 0 Shares

Eos Partners SBIC, L.P.: 0 Shares

Eos Partners SBIC II, L.P.: 0 Shares

Eos SBIC, Inc.: 0 Shares

Eos SBIC II, Inc.: 0 Shares

Eos SBIC General, L.P.: 0 Shares

Eos SBIC General II, L.P.: 0 Shares

	(iii)	sole power to dispose or to direct the disposition of:

Eos Partners, L.P.: 1,772,388 Shares. Brian D. Young: 1,772,388 Shares.

Steven M. Friedman: 1,772,388 Shares

Eos Partners SBIC, L.P.: 1,497,254 Shares

Eos Partners SBIC II, L.P.: 275,134 Shares

Eos SBIC, Inc.: 1,497,254 Shares

Eos SBIC II, Inc.: 275,134 Shares

Eos SBIC General, L.P.: 1,497,254 Shares

Eos SBIC General II, L.P.: 275,134 Shares

(iv)

Shared power to dispose or to direct the disposition of:

Eos Partners, L.P.: 0 Shares

Brian D. Young: 0 Shares

Steven M. Friedman: 0 Shares

Eos Partners SBIC, L.P.: 0 Shares

Eos Partners SBIC II, L.P.: 0 Shares

Eos SBIC, Inc.: 0 Shares

Eos SBIC II, Inc.: 0 Shares

Eos SBIC General, L.P.: 0 Shares

Eos SBIC General II, L.P.: 0 Shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable.

Item 8.

Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this Statement is filed constitute a “group.” The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more such persons. A copy of the Joint Filing Agreement relating to the joint filing of Schedule 13G is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certification Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004

/s/ Brian D. Young

Brian D. Young, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

/s/ Steven M. Friedman

Steven M. Friedman, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

EOS PARTNERS SBIC, L.P.
By:	EOS SBIC GENERAL, L.P., ITS GENERAL PARTNER
	By:	EOS SBIC, INC., ITS GENERAL PARTNER
		By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
			By:	/s/ Brian D. Young
				Name:	Brian D. Young
				Title:	General Partner

EOS PARTNERS SBIC II, L.P.
By:	EOS SBIC GENERAL II, L.P., ITS GENERAL PARTNER
	By:	EOS SBIC II, INC., ITS GENERAL PARTNER
		By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
			By:	/s/ Brian D. Young
				Name:	Brian D. Young
				Title:	General Partner

EOS SBIC, INC.
By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
	By:	/s/ Brian D. Young
		Name:	Brian D. Young
		Title:	General Partner

EOS SBIC II, INC.
By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
	By:	/s/ Brian D. Young
Name: Brian D. Young
Title: General Partner

EOS SBIC GENERAL , L.P
BY:	EOS SBIC, INC., ITS GENERAL PARTNER
	By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
		By:	/s/ Brian D. Young
Name: Brian D. Young
Title: General Partner

EOS SBIC GENERAL II, L.P.
BY:	EOS SBIC, II, INC., ITS GENERAL PARTNER
	By:	EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
		By:	/s/ Brian D. Young
Name: Brian D. Young
Title: General Partner

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement dated as of February 17, 2004, by and among Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., Eos SBIC, Inc., Eos SBIC II, Inc., Eos SBIC General, L.P., Eos SBIC General II, L.P., Eos Partners, L.P., Brian D. Young, and Steven M. Friedman	20

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that this statement on Schedule 13G with respect to the common stock of The Providence Service Corporation, dated as of February 17, 2004, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Act of 1934, as amended, and the rules thereunder.

Date: February 17, 2004

/s/ Brian D. Young

Brian D. Young, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

/s/ Steven M. Friedman

Steven M. Friedman, individually and as a general partner of Eos Partners, L.P., which is the sole stockholder of Eos SBIC, Inc. and Eos SBIC II, Inc., which are the general partners of Eos SBIC General, L.P. and Eos SBIC General II, L.P., respectively, which are the general partners of Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P., respectively, and on behalf of Eos Partners, L.P. in his capacity as a general partner thereof.

EOS PARTNERS SBIC, L.P.
By: EOS SBIC GENERAL, L.P., ITS GENERAL PARTNER
By: EOS SBIC, INC., ITS GENERAL PARTNER
By: EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
By:	/s/ Brian D. Young

	Name:	Brian D. Young
	Title:	General Partner

EOS PARTNERS SBIC II, L.P.
By: EOS SBIC GENERAL II, L.P., ITS GENERAL PARTNER
By: EOS SBIC II, INC., ITS GENERAL PARTNER
By: EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
By:	/s/ Brian D. Young

	Name:	Brian D. Young
	Title:	General Partner

EOS SBIC, INC.
By: EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
By: /s/ Brian D. Young
Name:	Brian D. Young
Title:	General Partner

EOS SBIC II, INC.
By: EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
By: /s/ Brian D. Young
Name:	Brian D. Young
Title:	General Partner

EOS SBIC GENERAL, L.P.
By: EOS SBIC, INC., ITS GENERAL PARTNER
By: EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
By: /s/ Brian D. Young
Name:	Brian D. Young
Title:	General Partner

EOS SBIC GENERAL II, L.P.
By: EOS SBIC II, INC., ITS GENERAL PARTNER
By: EOS PARTNERS, L.P., ITS SOLE STOCKHOLDER
By: /s/ Brian D. Young
Name:	Brian D. Young
Title:	General Partner